

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

John R. Beaver
Executive Vice President and Chief Financial Officer
BIOLASE, Inc.
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

> **Re: BIOLASE, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 24, 2020**
> **File No. 333-240060**

Dear Mr. Beaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Angela M. Dowd, Esq.